

May 22, 2023

Russell Leaf
Counsel to the Participants
Willkie Farr & Gllagher LLP
787 Seventh Avenu
New York, NY 10019-6099

> **Re: Cano Health, Inc.**
> **PRRN14A Preliminary Proxy Statement on Schedule 14A**
> **Filed on May 22, 2023 by Barry Sternlicht et al.**
> **File No. 001-39289**

Dear Russell Leaf:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for more information so we may better understand the disclosure.

Please respond to these comments by providing the requested information and/or amending the proxy statement. If a belief exists that our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A

General

1. We have reviewed the response provided in reply to prior comment one in our correspondence dated May 19, 2023. Due in part to the timing of the communications made by the Former Directors, the constituency to whom they were directed, and the potential objectives served by making such communications in proximity to an annual meeting for which the Former Directors professed an interest in nominating director candidates and introducing other proposals, we express no opinion on whether those communications constituted solicitations within the meaning of Rule 14a-1(l)(1)(iii). Accordingly, the participants will be making the determination to rely upon the analysis provided on their own and without any reassurance from the staff that such analysis is consistent with staff or agency views. While the staff in the Division of Corporation Finance will not raise any further comments regarding the potential application of Section 14(a) and Regulation 14A to the communications cited in our past correspondence, please confirm for us that the participants will not interpret our decision not to issue additional

comments to mean that we agree with the reasoning in your response or otherwise approve of the conclusions reached therein.

2.   The Former Directors assert that on March 7, 2023, Weil, Gotshal & Manges LLP presented an "interim" oral report of its investigative findings to the Board. We have reason to believe, however, that a meeting occurred on February 5, 2023, and the report presented by Weil was final, not interim in nature as represented. Please revise the disclosure to reconcile these two potential inconsistencies with the factual record.

3.   The Former Directors note that Weil reported that Dr. Hernandez, the issuer's CEO, had received a $30 million loan in February 2022 from Robert Camerlinck and otherwise borrowed approximately $4 million and $4.7 million from other individuals. Another loan amounting to approximately $2 million loan provided to Dr. Hernandez by ITC Rumba, LLC, the vehicle through which Former Director Elliot Cooperstone owns shares of the issuer and of which he is the Managing Partner, has been omitted from this description. Please revise the disclosure to make reference to such loan, or advise us why disclosure of this loan has been omitted.

4.   The Former Directors state that the deadline for stockholders to nominate director candidates or bring stockholder proposals under the advance notice provisions of the Bylaws closed on February 15, "almost a month before the extent of the concerning related-party transactions and stock pledges began to come to light..." To the extent that the issuer's Board of Directors received a report from Weil on its investigative findings on February 5, it appears that the Former Directors had been informed of Weil's investigation and its findings in advance of the nominations deadline and thus also were potentially aware that no Cano stock was pledged in connection with the loans the law firm referenced. Please revise the proxy statement to reconcile any differences with the factual record, or advise.

5.   The Former Directors assert that the Special Committee of the Board began operating as a "shadow board" by "leading the investigation into Dr. Hernandez's related-party transactions and whether such transactions had been properly disclosed." Please revise to disclose, if true, that the investigation into the related-party transactions was conducted at the direction of the entire Board and Weil apprised the full Board of all findings and developments, and discussions regarding disclosure were similarly conducted with the full Board.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Nicholas Panos at 202.551.3266.

Sincerely,

Russell Leaf
Willkie Farr & Gllagher LLP
May 22, 2023
Page 3

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Tariq Mundiya